Exhibit 10.7

March 29, 2021

Mr. Seth Kalvert

Re:  Offer of Employment

Dear Seth:

This offer letter (“Offer Letter”) sets forth the terms of your continued employment with Tripadvisor LLC (the “Company”) as Senior Vice President, General Counsel and Secretary.  This Offer Letter is intended to replace and shall replace the May 19, 2016 Employment Agreement, as amended on February 19, 2018, between you and the Company (“the Amended Employment Agreement”) which is set to expire on March 31, 2021.  This offer may be accepted by countersigning where indicated at the end of this Offer Letter.

1.	Duties and Extent of Service

As Senior Vice President, General Counsel and Secretary of the Company you will have responsibility for performing those duties as are customary for, and are consistent with, such position, as well as those duties as the Company may from time to time designate (consistent with your role). You shall report directly to the Company’s Chief Executive Officer and your principal place of employment shall be the Company’s offices located in Needham, Massachusetts and any successor headquarters, if applicable.  You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein which may be adopted from time to time by the Company.  You will be expected to devote your full business time and effort to the business and affairs of the Company.  Notwithstanding the foregoing, you may serve as a board member, consultant or advisor to other entities with the prior written consent of the Company.

2.	Compensation

In consideration of your continued employment with the Company, effective as of February 22, 2021 (the “Effective Date”), the Company will pay you a base salary of $495,000 (“Base Salary”), which equates to approximately $19,038 bi-weekly, representing payment for all hours worked by you for the Company, less applicable taxes and withholding, payable in accordance with the Company’s standard payroll practices.  For all purposes under this Offer Letter, the term “Base Salary” shall refer to Base Salary as in effect from time to time.  Your Base Salary shall be reviewed at least annually by the Compensation Committee of the Board of Tripadvisor, Inc. (the “Compensation Committee”) and may be increased but not decreased.

You will, for each calendar year, also be eligible to receive an annual discretionary bonus targeted at 80% of your base salary for the applicable year (with amounts, if any, for any partial year payable on a pro rata basis), subject to meeting individual and Company objectives, as determined by the Compensation Committee in its sole discretion.  Such annual bonuses will be paid to you at the same time that bonuses are paid to other Company executives, but not later than March 15 of the calendar year immediately following the calendar year with respect to which such annual bonus relates (unless you elected to defer receipt of such bonus pursuant to an arrangement that meets the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)).

3.	Additional Benefits

You will be entitled to participate in such employee benefit plans and fringe benefits as may be offered or made available by the Company from time to time to its employees and to persons who are at the SVP level or below.  You will also be entitled to accrue paid vacation annually, based on your seniority (including prior service) in accordance with the Company’s standard policies.  The Company retains the right to amend, modify, or cancel any benefits program. Where a particular benefit is subject to a formal plan (for example, medical insurance or 401(k)), eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document.

4.	Confidentiality, Non-Competition, Non-Solicitation and Assignment

In connection with your continued employment with the Company, you have been and will be exposed to, and provided with, valuable confidential and/or trade secret information concerning the Company and its present and future business plans and operations.  As a result, in order to protect the Company’s substantial investment of time and money in the creation and maintenance of its confidential information and good-will with its customers, clients, and collaborators, the benefits offered to you in Sections 5 and 6 of this Offer Letter are contingent upon your signing the standard Non-Disclosure, Developments and Non-Competition Agreement (the “Restrictive Covenant Agreement”) and your continued willingness to abide by its terms.  The Agreement also contains post-employment restrictive covenant provisions.  A copy is attached to this offer letter as Exhibit A.  You have been given at least ten (10) business days to consider the Restrictive Covenant Agreement, and by signing below, you agree that the benefits described in this Offer Letter are fair and reasonable consideration for the Restrictive Covenant Agreement.

5.	At-Will Employment; Termination Without Cause; Resignation With Good Reason

(a)Please note that this Offer Letter is not a contract of employment for any specific or minimum term and that the employment offered hereby is terminable at will.  This means that our employment relationship is voluntary and based on mutual consent.  You may resign your employment with or without Good Reason (as defined below), and the Company likewise may terminate your employment, at any time, with or without Cause (as defined below) and with written notice.  Any prior oral or written representations to the contrary are void, and any future representations to the contrary are also void and should not be relied upon unless they are contained in a formal written employment contract signed by an officer of the Company and expressly stating the Company’s intent to modify the at-will nature of your employment.

“Good Reason” shall mean the occurrence of any of the following without your prior written consent: (A) the Company’s material breach of any material provision of this Offer Letter, (B) the material reduction in your title, duties, reporting responsibilities or level of responsibilities as Senior Vice President, General Counsel and Secretary of the Company, (C) the material reduction in your annual base salary or your total annual compensation opportunity, or (D) the relocation of your principal place of employment more than 20 miles outside the Boston metropolitan area, provided that in no event shall your resignation be for “Good Reason” unless (x) an event or circumstance set forth in clauses (A) through (D) shall have occurred and you provide the Company with written notice thereof within 30 days after you have knowledge of the occurrence or existence of such event or circumstance, which notice specifically identifies the event or circumstance that you believe constitutes Good Reason, (y) the Company fails to correct the circumstance or event so identified within 30 days after receipt of such notice, and (z) you resign within 90 days after the date of delivery of the notice referred to in clause (x) above.

“Cause” shall mean: (i) the plea of guilty or nolo contendere to, or conviction for, a felony offense by you; provided, however, that after indictment, the Company may suspend you from the rendition of services, but without limiting or modifying in any other way the Company’s obligations under this Agreement; (ii) a material breach by you of a fiduciary duty owed to Tripadvisor, Inc., the parent company of the Company (“Tripadvisor”), the Company or any of its subsidiaries; (iii) a material breach by you of the Restrictive Covenant Agreement; (iv) the willful or gross neglect by you of the material duties required by this Agreement; or (v) a knowing and material violation by you of any Tripadvisor or Company policy pertaining to ethics, legal compliance, wrongdoing or conflicts of interest that, in the case of the conduct described in clauses (iv) or (v) above, if curable, is not cured by you within 30 days after you are provided with written notice thereof.

(b)Upon a Termination of Employment (as defined in the Tripadvisor Inc. 2018 Stock and Annual Incentive Plan (“2018 Plan”) by the Company without Cause or by you for Good Reason, then:

i.

the Company shall continue to pay you your base salary then in effect in accordance with normal payroll practices (but disregarding any reduction in base salary that constituted Good Reason) for twelve months following the date of termination (the “Salary Continuation Period”);

ii.

the Company shall pay you within 30 days of the date of such termination in a lump sum in cash the sum of (i) any portion of your accrued and earned but unpaid base salary through the date of Termination of Employment; (ii) any compensation previously earned but deferred by you (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise paid at a later date pursuant to any deferred compensation arrangement of the Company to which you are a party, if any (provided, that any election made by Executive pursuant to any deferred compensation arrangement that is subject to Section 409A regarding the schedule for payment of such deferred compensation shall prevail over this

Section 5 to the extent inconsistent herewith); and (iii)  any portion of Executive’s accrued but unpaid vacation pay through the date of Termination of Employment (collectively, the “Accrued Obligations”).

iii.

if you are participating in the Company’s group health plan immediately prior to your Termination of Employment, then subject to your timely election and eligibility for benefits under the law known as COBRA, and any law that is the successor to COBRA, the Company shall continue to pay the entire portion of the health benefits monthly premium until the earlier of (a) the end of the Salary Continuation Period and (b) the date you become re-employed or otherwise ineligible for COBRA;

iv.

the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the Termination of Employment occurs, any such payment to be paid (if at all) based on actual performance during the year in which termination has occurred and based on the number of days of employment during such year relative to 365 days (payable in a lump sum at the time such annual bonus would otherwise have been paid); provided that if any such termination occurs after the Compensation Committee has approved an annual cash bonus but prior to the payment thereof, the Company shall pay you such approved bonus amount, to be paid in the ordinary course with other senior executives of the Company;

v.

any Awards (as defined in the 2018 Plan) that are outstanding and unvested at the time of such termination but which would, but for a Termination of Employment, have vested (A) during the period up to and including August 31, 2022, if such termination occurs on or prior to August 31, 2021 or (B) during the 12 months following such termination if such termination occurs after August 31, 2021 (such period, the “Equity Acceleration Period”) shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) as of the date of such Termination of Employment; provided that any outstanding Award with a vesting schedule that would, but for a Termination of Employment, have resulted in a smaller percentage (or none) of the Award being vested through the end of such Equity Acceleration Period than if it vested annually pro rata over its vesting period shall, for purposes of this provision, be treated as though it vested annually pro rata over its vesting period (e.g., if 100 RSUs were granted 2.7 years prior to the date of the termination and vested pro rata on each of the first five anniversaries of the grant date and 100 RSUs were granted 1.7 years prior to the date of termination and vested 100% on the fifth anniversary of the grant date, then on the date of termination 20 RSUs from the first award and 40 RSUs from the second award would vest and settle); provided further that any amount that would vest under this provision but for the fact that outstanding performance conditions have not been satisfied shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) only if, and at such point as, such performance conditions are satisfied; and provided further that if any Awards made subsequent to the Effective Date of this Offer Letter specifies a more favorable post-termination vesting schedule for such equity, the terms of the award agreement for such Award shall govern; and

vi.

any of your then vested Options (as defined in the 2018 Plan and including Options vesting as a result of (v) above) to purchase Tripadvisor equity, shall remain exercisable through the date that is 18 months following the date of such termination or, if earlier, through the scheduled expiration date of such Options; provided that, to the extent that you are eligible for more favorable treatment under any Company plan, policy, or any other contract or agreement with, the Company that provides benefits in the nature of severance or continuation pay, including the Tripadvisor, Inc. Executive Severance Plan and Summary Plan Description, you shall receive such treatment.

(c)The payment to you of the severance pay or benefits described in this section (other than any Accrued Obligations) is contingent upon your signing and not revoking a separation agreement and general release of the Company and its affiliates in a form substantially similar to that used for senior executives of the Company (the “Release”), and your compliance with the Restrictive Covenant Agreement (other than any non-compliance that is immaterial, does not result in harm to the Company or its affiliates, and, if curable, is cured by you promptly after receipt of notice thereof given by the Company). The Release shall be delivered by the Company to you within ten (10) days following the date of your Termination of Employment and must become effective no later than sixty (60) days following your Termination of Employment or such earlier date required by the Release (such deadline, the “Release Deadline”). If the Release does not become effective by the Release Deadline, you will forfeit any rights to severance. In no event will severance payments or benefits (other than any Accrued Obligations) be paid or provided until the Release becomes effective and irrevocable but in no event shall you forfeit Awards that had vested through the date of Termination of Employment other than the Awards for which the vesting was accelerated pursuant to this offer letter.  Upon the Release becoming effective and irrevocable, any payments delayed from the date of Termination of Employment through the effective date of the Release will be payable in a lump sum without interest as soon as administratively practicable after the Release Deadline and all other amounts will be payable in accordance with the payment schedule applicable to each payment or benefit. In the event the termination occurs at a time during the calendar year where the Release could become effective in the calendar year following the calendar year in which termination occurs, then any severance payments or benefits will commence to be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or, if later, the Release Deadline.  You acknowledge and agree that the Company’s payment of severance pay and benefits (except Accrued Obligations) constitutes good and valuable consideration for such Release.

If you obtain other employment during the Salary Continuation Period, any payments (other than Accrued Obligations) to be made to you under Section 5 after the date such employment is secured shall be offset by the amount of any cash compensation earned by you from such employment during the Salary Continuation Period. For purposes of this Section 5, you shall have an obligation to inform the Company regarding your employment status following termination and during the Salary Continuation Period, but shall have no affirmative duty to seek alternate employment.

(e)All forms of compensation referred to in this Offer Letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

6.	Disability; Termination of Employment for Death or Disability (as defined in the 2018 Plan)

(a) Disability

i. During your employment, if you are absent from the full-time performance of your duties with the Company on a consecutive basis, due to Disability, the Company shall continue to pay you through the Termination of Employment, your Base Salary at the rate in effect at the commencement of such period of Disability, offset by any amounts payable during such period to you under any disability insurance plan or policy provided by the Company. Pursuant to the terms of the 2018 Stock Plan, any equity awards issued pursuant to the 2018 Plan shall continue to vest until a Termination of Employment.

ii. If, as a result of your incapacity due to Disability, you shall have been absent from the full-time performance of your duties with the Company for a period of at least four consecutive months and, within 30 days after written notice is provided to you by the Company you shall not have returned to the full-time performance of your duties (with or without reasonable accommodation), your employment may be terminated by the Company for Disability. Upon a Termination of Employment by the Company for Disability, the Company shall pay you, within 30 days of your Termination of Employment in a lump sum in cash, (i) your Base Salary from the Termination of Employment date through the end of the month in which the termination occurs, offset by any amounts payable during such period to you under any disability insurance plan or policy provided by the Company; and (ii) any Accrued Obligations.

(b)Death

i. Your employment with the Company will automatically terminate upon your Death.  Upon a Termination of Employment by the Company for Death, the Company shall pay the duly appointed representative of the your estate, within 30 days of your Termination of Employment in a lump sum in cash, (i) your Base Salary from the date of Death through the end of the month in which the Death occurs; and (ii) any Accrued Obligations.

ii. In the event of your Termination of Employment due to Death and notwithstanding anything to the contrary contained in the Company’s 2018 Plan, any Awards that are outstanding and unvested at the time of such death shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) as of the date of such termination of employment and any then vested options to purchase Tripadvisor equity (including stock options that vest by operation of this clause), shall remain exercisable through the date that is 18 months following the date of such termination or, if earlier, through the scheduled expiration date of such options.

Notwithstanding the foregoing, to the extent that you are eligible for more favorable treatment under any Company plan, policy, or any other contract or agreement with, the Company that provides benefits in the nature of severance or continuation pay, including the Tripadvisor, Inc. Executive Severance Plan and Summary Plan Description, you shall receive such treatment.

7.	Governing Law; Waiver of Jury Trial

This Offer Letter and all matters or issues related hereto shall be governed by and construed under the laws of the Commonwealth of Massachusetts, without reference to principles of conflicts of laws.  Any and all disputes between the parties which may arise pursuant to this letter will be heard and determined before an appropriate federal court in Massachusetts, or, if not maintainable therein, then in an appropriate Massachusetts state court.  The parties acknowledge that such courts have jurisdiction to interpret and enforce the provisions of this letter, and the parties consent to, and waive any and all objections that they may have as to, personal jurisdiction and/or venue in such courts.  EACH PARTY HEREBY WAIVES ANY RIGHT TO A JURY TRIAL.

8.	Entire Agreement; Amendment

This Offer Letter and the Restrictive Covenant Agreement sets  forth the sole and entire agreement and understanding between the Company and you with respect to the specific matters contemplated and addressed herein and supersedes and replaces the Amended Employment Agreement.  No prior agreement, whether written or oral shall be construed to change or affect the operation of this Offer Letter in accordance with its terms, and any provision of any such prior agreement which conflicts with or contradicts any provision of this Offer Letter is hereby revoked and superseded.  You specifically agree that the Amended Employment Agreement is revoked and superseded by this Offer Letter and that neither party has any further obligation to the other under the Amended Employment Agreement.  In the event of any conflict in terms between this Offer Letter and any other agreement between you and the Company or any Company plan or policy, the terms of this Offer Letter shall prevail and govern.

9.Compliance with Section 409A.

It is the intent of the Company that all amounts payable to you pursuant to this Offer Letter, including without limitation amounts payable under Section 5, be paid in a manner that satisfies the requirements of Section 409A, to the extent applicable, and to the maximum extent possible this Offer Letter shall be so interpreted. Without limiting the foregoing:

(a)Each installment of severance benefits paid pursuant to Section 5 (the “Severance Benefits”) shall constitute a separate “payment” for purposes of Section 409A. For purposes of this Agreement, the term “Section 409A Payment” shall mean: (i) each Severance Benefit that is paid after the later of March 15 of the calendar year following the year in which the date of Termination of Employment occurs or the fifteenth day of the third month following the end of the Company’s fiscal year in which the Termination of Employment occurs, but only to the extent that such Severance Benefit, when added to the sum of all Severance Benefits paid after such date, exceeds two times the lesser of your Base Salary at the end of the year preceding the year in which the Termination of Employment occurs or the dollar limitation in effect under Section 401(a)(17) of the Internal Revenue Code in the year in which the Termination of Employment occurs, and (ii) any other payment that the Company determines in good faith constitutes a payment of deferred compensation subject to Section 409A.

(b)If you are a “specified employee” as defined in Section 409A at the time of the your Termination of Employment, then no Section 409A Payments shall be paid to you until the first business day that is more than six months following the Termination of Employment, and all Section 409A Payments that would otherwise have been paid prior to such date shall be paid on such date, without interest, in a lump sum.

(c)No Section 409A Payment shall be paid at a time other than the time specified herein, whether by amendment to the Offer Letter or otherwise, and no amount shall be paid in substitution for any Section 409A Payment if such amount is paid at a different time than the Section 409A Payment would have been paid, except as permitted by Section 409A.

(d)If any termination of employment occurs that does not constitute a separation from service as defined in Section 409A, then any Section 409A Payment that becomes payable by reason of such Termination of Employment shall not be paid until you incur a separation from service as defined in Section 409A.

10.  Section 280G.

Notwithstanding any other provisions of this Offer Letter, or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to you or for your benefit pursuant to the terms of this Offer Letter or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code and would, but for this Section 10 be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the following shall apply:

(i)If the Covered Payments, reduced by the sum of (1) the Excise Tax and (2) the total of the Federal, state, and local income and employment taxes payable by you on the amount of the Covered Payments which are in excess of three times Executive’s “base amount” within the meaning of Section 280(G) of the Code less one dollar (the “Threshold Amount”), are greater than or equal to the Threshold Amount, you shall be entitled to the full benefits payable under this Offer Letter.

(ii)If the Threshold Amount is less than (1) the Covered Payments, but greater than (2) the Covered Payments reduced by the sum of (x) the Excise Tax and (y) the total of the Federal, state, and local income and employment taxes on the amount of the Covered Payments which are in excess of the Threshold Amount, then the Covered Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Covered Payments shall not exceed the Threshold Amount.  In such event, the Covered  Payments shall be reduced in the following order:  (A) cash payments not subject to Section 409A; (B) cash payments subject to Section

409A; (C) equity-based payments and acceleration; and (D) non-cash forms of benefits.  To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

The determination as to which of the alternative provisions of Section 10 shall apply to you shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within 15 business days of the date of termination, if applicable, or at such earlier time as is reasonably requested by the Company or  you.  For purposes of determining which of the alternative provisions of Section 10 shall apply, you shall be deemed to pay Federal income taxes at the highest marginal rate of Federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of your residence on the date of termination, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes.  Any determination by the Accounting Firm shall be binding upon the Company and you.

* * * *

This Offer Letter may be amended or terminated only by a written instrument executed both by you and the Company.

Please acknowledge your acceptance of this offer and the terms of this Offer Letter by signing below and by signing Exhibit A and returning a copy of both documents to me.

Sincerely,

TRIPADVISOR LLC

By:/s/ Stephen Kaufer

STEPHEN KAUFER

Chief Executive Officer

I hereby acknowledge that I have had a full and adequate opportunity to read, understand and discuss the terms and conditions contained in this offer letter prior to signing hereunder.

/s/ Seth Kalvert
SETH KALVERT

Date:  March 29, 2021